(CHECK ONE) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-08803

CUSIP NUMBER 576674105

For Period Ended: February 28, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MATERIAL SCIENCES CORPORATION
Full Name of Registrant

Not Applicable
Former Name if Applicable

2200 East Pratt Boulevard
Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 3, 2005, the registrant announced that it will be unable to file its Annual Report on Form 10-K for the fiscal year ended February 28, 2005, by the May 30, 2005 extended filing deadline. The registrant anticipates filing its Form 10-K with the Securities and Exchange Commission in mid-June. The reason for the delay is that the registrant did not have enough personnel resources and technical accounting expertise in its financial closing and reporting department. This caused the registrant to announce on April 5, 2005, a “material weakness” in its internal control over financial reporting for fiscal 2005, as defined by Public Company Accounting Oversight Board’s Auditing Standard No. 2. Management, with the oversight of the Audit Committee, is actively addressing this issue, including hiring a new corporate controller, and is committed to remediating known weaknesses in its internal controls as soon as possible.

The registrant will use this additional time to complete the necessary assessment processes required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations, and to allow time for the registrant’s registered independent auditors to finish the audit of the registrant’s financial statements as well as the audit of management’s process for assessing internal controls over financial reporting and the adequacy of these controls over financial reporting as of February 28, 2005.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey J. Siemers	(847)	439-8270
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit 1.

Material Sciences Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2005	By:	/s/ JEFFREY J. SIEMERS
Jeffrey J. Siemers, Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Material Sciences Corporation

Exhibit 1 to Form 12b-25

As a result of the registrant’s financial statement audit process not being complete as described in Part III above, the registrant is unable to disclose at this time whether any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in its Form 10-K. For the same reason, the registrant cannot provide at this time an estimate of its operating results for the fiscal year ended February 28, 2005.

Notwithstanding the foregoing, the registrant (1) has previously reported its results for the first nine months of fiscal 2005, (2) has previously announced that it will recognize a charge in the fourth quarter of fiscal 2005 of approximately $4.1 million, and (3) has previously reported $14.73 million in impairment charges during the fourth quarter of fiscal 2004 relating to the closing of its Middletown, Ohio facility and the impairment of goodwill related to its acquisition of Goldbach Automobil Consulting. Each of these items is described in more detail below and will cause changes in the registrant’s results of operations from fiscal year 2004 to fiscal year 2005. As discussed in Part III above, the registrant anticipates filing its Form 10-K with the Securities and Exchange Commission in mid-June.

Results for the First Nine Months of Fiscal Year 2005 Compared to the First Nine Months of Fiscal Year 2004. For the first nine months of fiscal year 2005, net sales were $200.5 million, up 11.4 percent from $179.9 million during the same period in fiscal 2004. The income from continuing operations for first nine months of fiscal year 2005 was $1.8 million, or $0.12 per diluted share, compared with a loss from continuing operations of $1.0 million, or $0.07 per diluted share, during the first nine months of fiscal year 2004. The amount for the first nine months of fiscal year 2005 was affected by the $4.2 million in expense related to the contractual prepayment penalty paid to the holders of the registrant’s privately placed senior notes issued in 1998. The reduction in debt resulted in a decrease of $1.6 million in interest expense for the first nine months of fiscal year 2005. For the first nine months of fiscal year 2005, the registrant recorded total expenses of approximately $1.8 million associated with closing its Middletown, Ohio coil coating operation, and other corporate restructuring costs of $0.9 million.

Charge Recognized in Fourth Quarter of Fiscal Year 2005. The registrant will recognize a charge in the fourth quarter of fiscal year 2005 of approximately $4.1 million. This charge is associated with the vesting of previously disclosed long-term incentives in the form of phantom stock units for the registrant’s non-executive chairman of the board, certain executive officers and key managers. According to the terms of the long-term incentives, the phantom stock units vest upon the registrant’s stock price closing above $14.00 and $15.00 for 30-consecutive trading days. These conditions were met as of December 16 and 17, 2004. The amounts are payable only in cash and were paid in January 2005.

Charges Recognized in Fourth Quarter of Fiscal Year 2004. As a result of the registrant’s strategic review and events in the fourth quarter of fiscal year 2004 (industry wide metal shortages, higher metal pricing and the loss of a significant customer serviced by the Middletown, Ohio facility), the registrant announced the closing of its Middletown facility in May 2004. This resulted in a pretax impairment charge of $7.991 million in the fourth quarter of fiscal 2004. The registrant also evaluated the goodwill related to its fiscal 2002 acquisition of Goldbach Automobil Consulting in the fourth quarter of fiscal year 2004 in accordance with its accounting policy to review goodwill for impairment on an annual basis. The penetration of the European brake market was slower than previously projected. In addition, the registrant experienced delays in the negotiation of definitive agreements with a potential strategic partner related to the marketing and sales of Quiet Steel in Europe. Based on these factors, the registrant recorded a pretax impairment charge of $6.739 million in the fourth quarter of fiscal 2004.